UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On November 30, 2022, Alvotech announced that it had submitted its application to Nasdaq Iceland for admission of its shares for trading on the Nasdaq Iceland Main Market. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

On December 1, 2022, Alvotech announced changes to its leadership team. The press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

On December 1, 2022, Alvotech announced that Alvotech will enter into Restricted Share Unit agreements with certain key employees, executives, and directors of the Company. The announcement is furnished as Exhibit 99.3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 30, 2022.

99.2	Press Release dated December 1, 2022.

99.3	Announcement dated December 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: December 1, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer